UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported):  January 17, 2007

VORNADO REALTY TRUST
(Exact Name of Registrant as Specified in Charter)

Maryland	No. 001-11954	No. 22-1657560
(State or Other Jurisdiction	(Commission File Number)	(IRS Employer
of Incorporation)		Identification No.)

VORNADO REALTY L.P.
(Exact Name of Registrant as Specified in Charter)

Delaware	No. 000-22635	No. 13-3925979
(State or Other Jurisdiction	(Commission	(IRS Employer
of Incorporation)	File Number)	Identification No.)

888 Seventh Avenue
New York, New York	10019
(Address of Principal Executive offices)	(Zip Code)

Registrant’s telephone number, including area code:  (212) 894-7000

Former name or former address, if changed since last report:  N/A

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instructions A.2.):

☒       Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425) (Vornado Realty Trust only)

☐        Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐        Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐        Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events.

On January 17, 2007, Vornado Realty Trust submitted a proposal with Starwood Capital Group Global, LLC and Walton Street Capital, LLC to acquire Equity Office Properties Trust (NYSE: EOP) for $52.00 per share or unit, payable 60% in cash and 40% in Vornado Realty Trust shares. The proposal would also provide EOP unitholders with the option to exchange their units for units of Vornado Realty L.P. The foregoing summary is qualified in its entirety by reference to the copy of the bid letter delivered to EOP attached as Exhibit 99.1 hereto and incorporated herein by reference. Also on January 17, 2007, Vornado Realty Trust issued a press release announcing the submission of the proposal to EOP. A copy of that press release is attached hereto and incorporated herein by reference to Exhibit 99.2 hereto.

Certain statements contained herein may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Vornado Realty Trust and Vornado Realty L.P. to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks associated with the timing of and costs of financing commitments and general competitive factors. More detailed information about these risks, uncertainties and other factors is set forth in the Annual Report on Form 10-K for the fiscal year ended December 31, 2005 of Vornado Realty Trust and in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2006. Risks and uncertainties relating to the proposed transaction include the risks that: EOP will not enter into any definitive agreement with Vornado, Starwood and Walton Street or the terms of any agreement will be materially different from those described above; the parties will not obtain the requisite debt financing for the transaction; the anticipated benefits of the transaction will not be realized; and the proposed transactions will not be consummated. Vornado Realty Trust and Vornado Realty L.P. are under no obligation to, and expressly disclaim any such obligation to, update or alter their respective forward-looking statements.

Additional Information About the Proposed Transaction and Where to Find It:

This material relates to a business combination transaction with EOP proposed by Dove Parent (an entity formed by Vornado, Starwood and Walton Street), which may become the subject of a registration statement filed with the SEC. This material is not a substitute for the joint proxy statement/prospectus that Vornado, Dove Parent and EOP would file with the Securities and Exchange Commission (“SEC”) if any agreement is reached or any other documents which Vornado or Dove Parent may send to shareholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS IF, AND WHEN, THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. All such documents, if filed, would be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to Vornado, Investor Relations, 210 Route 4 East, Paramus, NJ 07652.

Participants in the Solicitation:

Vornado, Starwood, Walton Street, Dove Parent LLC and their trustees, directors, partners, managers, executive officers and other employees may be deemed to be participants in any solicitation of Vornado and EOP shareholders in connection with the proposed transaction.

Information about Vornado’s trustees and executive officers is available in Vornado’s proxy statement, dated May 1, 2006 for its 2006 annual meeting of stockholders.

Starwood Capital Group has been a leader in real estate investments since its inception in 1991. Its investors are international and include some of the United States’ largest state and corporate pension funds, endowments and high-net worth families from around the world. Currently, Starwood Capital manages a real estate portfolio valued at over $12 billion, through offices in Greenwich, Connecticut, Atlanta, San Francisco, Washington D.C., London, Tokyo and Mumbai. In the past fifteen years, Starwood Capital has closed real estate transactions totaling in excess of $30 billion. Starwood Capital has invested in nearly every class of real estate on a global basis, including office, retail, residential, senior housing, golf, hotels, resorts and industrial assets. In addition to the recapitalization, reorganization and expansion of a troubled real estate investment trust to become what is today Starwood Hotels, Starwood Capital, in partnership with affiliates of Goldman Sachs, acquired National Golf Properties/American Golf Corporation in 2003, the largest owner/operators of golf courses and related facilities in the US. Most recently, a Starwood Capital controlled affiliate closed the acquisition of Groupe Taittinger/Société du Louvre, Europe’s second largest hotel network, in a $3.2 billion transaction. Société du Louvre owns and operates a unique collection of 14 luxury hotels with over 3,000 rooms in France, Switzerland and Germany, and the second largest budget hotel chain in Europe.

Walton Street Capital, LLC is a private real estate investment company, which, has acquired over $9.0 billion of real estate on behalf of public and corporate pension funds, foreign institutions, insurance companies and banks, endowments and foundations, trusts and high net worth individuals. Walton Street has invested in all sectors of real estate, including office, hotel, golf, retail, senior and student housing, multi-family and industrial properties through both individual, portfolio and company-level transactions in the U.S., Europe, Japan and Mexico. Prior to forming Walton Street in 1995, the founding principals of Walton Street were part of the senior management of JMB Realty Corporation and its affiliates, which acquired in excess of $25 billion of real estate.

Dove Parent is a newly formed entity formed for the purpose of making the proposal to Equity Office Properties.

Item 9.01. Financial Statements, Pro Forma Financial Information and Exhibits.

(d)	Exhibits.

99.1 Proposal, dated January 17, 2007, of Dove Parent LLC to Equity Office Properties Trust.

99.2 Press Release, dated January 17, 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VORNADO REALTY TRUST
(Registrant)

By:	/s/ Joseph Macnow
	Name:	Joseph Macnow
	Title:	Executive Vice President - Finance and Administration and Chief Financial Officer

Date: January 17, 2007

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VORNADO REALTY L.P.
(Registrant)

By:	VORNADO REALTY TRUST, Sole General Partner

By:	/s/ Joseph Macnow
	Name:	Joseph Macnow
	Title:	Executive Vice President - Finance and Administration and Chief Financial Officer

Date: January 17, 2007